Exhibit (a)(5)(h)

Danaher Successfully Completes Tender Offer for Shares of X-Rite, Incorporated

Washington, D.C., May 15, 2012 - Danaher Corporation (NYSE:DHR) announced today the successful completion of the tender offer made by Danaher’s wholly-owned subsidiary, Termessos Acquisition Corp., for all of the outstanding shares of common stock of X-Rite, Incorporated (NASDAQ: XRIT) at a purchase price of $5.55 per share, net to the seller in cash, without interest, less any applicable withholding taxes, as specified in the offer to purchase dated April 17, 2012, as amended, and the related letter of transmittal. The tender offer expired at midnight, New York City time, on the night of Monday, May 14, 2012.

According to the final report of the depositary for the offer, as of the expiration of the tender offer, a total of 83,028,538 shares of X-Rite common stock were validly tendered and not withdrawn prior to the expiration of the offer (including 420,441 shares delivered pursuant to the guaranteed delivery procedures). Assuming all shares of X-Rite common stock tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.22% of all outstanding shares of X-Rite common stock have been tendered (the percentage is 95.73% if guaranteed delivery shares are not taken into account). The aggregate number of shares validly tendered and not properly withdrawn pursuant to the tender offer exceeds the “minimum condition” and, accordingly, Termessos Acquisition Corp. accepted for payment all such shares in accordance with the terms of the tender offer and will promptly pay for such shares in accordance with the terms of the tender offer.

Termessos Acquisition Corp. intends to effect a “short-form” merger under applicable Michigan law as promptly as practicable. In the merger, Termessos Acquisition Corp. will be merged with and into X-Rite, with X-Rite continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Danaher. Upon completion of the merger, all remaining X-Rite shareholders who did not tender their shares in the tender offer (except for shares owned directly or indirectly by Danaher, Termessos Acquisition Corp. or X-Rite) will be converted into the right to receive $5.55 per share, net to the seller in cash, without interest, less any applicable withholding taxes. Upon completion of the merger, X-Rite’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Danaher

Danaher is a science and technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Our premier brands are among the most highly recognized in each of the markets we serve. The Danaher Business System provides a foundation to our 59,000 associates around the world, serving customers in more than 125 countries. In 2011, we generated $16.1 billion of revenue. For more information please visit our website: www.danaher.com.

Danaher contact:

Matt R. McGrew

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, NW

Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 828-0860